UNAUDITED SUPPLEMENTARY INFORMATION AS AT SEPTEMBER 30, 2004 TO RECONCILE WITH
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As mentioned in note 5 to the unaudited interim financial statements of the
Company as at September 30, 2004 and for the six-month period then ended which are included in the Company's 20-F filings with the United States Securities and
Exchange Commission ["SEC"], these unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in
Canada ["Canadian GAAP"]. As further described in note 17 to the audited consolidated financial statements of LMS for the five-month period ended March
31, 2004 which are also included in the Company's 20-F filings with the SEC, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ["U.S.
GAAP"].

As at September 30, 2004 and for six-month period then ended, there have been no new material differences between Canadian GAAP and U.S. GAAP other than those described and quantified in Note 17 to the consolidated financial statements of
LMS as at March 31, 2004. During the six-month period ended September, 30, 2004, net loss under U.S. GAAP would be decreased by $10,798 to $4,065,734 to eliminate the depreciation of property, plant and equipment used for research and development under Canadian GAAP that have been expensed when incurred under
U.S. GAAP. The followings material adjustments to the unaudited interim balance sheet as at September 30, 2004 would be required to conform to U.S. GAAP.

RECONCILIATION OF UNAUDITED CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)

                                                                   SEPTEMBER 30, 2004
                                                     -------------------------------------------------
                                                       CANADIAN                           U.S.
                                                         GAAP      ADJUSTMENTS            GAAP
                                                           $            $                   $
------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                            10,824,684            --        10,824,684
Short-term investments                                   50,000            --           50,000
Accounts receivable                                     389,304            --          389,304
Research and development tax credits receivable         933,699            --          933,699
Prepaid expenses                                        190,269            --          190,269
------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 12,387,956            --        12,387,956
------------------------------------------------------------------------------------------------------
Property, plant and equipment                           430,989      (41,546)   [a]   389,443
Patents                                                  40,272            --           40,272
------------------------------------------------------------------------------------------------------
                                                     12,859,217      (41,546)       12,817,671
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,116,142            --         1,116,142
Deferred revenue                                        578,271            --           578,271
Current portion of long-term debt                        24,229            --            24,229
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                             1,718,642            --         1,718,642
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Long-term debt                                           54,783            --            54,783
------------------------------------------------------------------------------------------------------
                                                      1,773,425            --         1,773,425
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                                        41,137,244   (1,800,110)   [b] 43,272,466
                                                              --    3,935,332   [d]          --
Contributed surplus                                     200,700       17,500    [c]   218,200
Warrants                                                933,800            --          933,800
Other contributed surplus - options                      70,000            --           70,000
Deficit                                              (31,255,952)    (41,546)   [a] (33,450,220)
                                                              --    1,800,110   [b]          --
                                                              --      (17,500)  [c]          --
                                                              --   (3,935,332)  [d]          --
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)              11,085,792      (41,546)       11,044,246
------------------------------------------------------------------------------------------------------
                                                     12,859,217      (41,546)       12,817,671
------------------------------------------------------------------------------------------------------

See accompanying notes

UNAUDITED SUPPLEMENTARY INFORMATION AS AT SEPTEMBER 30, 2004 TO RECONCILE WITH
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[A]   RESEARCH AND DEVELOPMENT EXPENDITURES

Under Canadian GAAP, research and development expenditures, which meet the capitalization criteria, must be capitalized as deferred costs and amortized over their estimated useful lives. In addition, property, plant and equipment used for research and development activities should be capitalized and amortized as any other property, plant and equipment. Under U.S. GAAP, research and development expenditures, including property, plant and equipment used for a particular research and development project with no alternative future uses, must be charged to the statement of operations in the period they are acquired under SFAS 2.

[B]    SHARE AND EQUITY INSTRUMENT ISSUANCE COSTS

Under Canadian GAAP, share and equity instrument issuance costs are recorded as an increase in deficit as allowed by CICA. Under U.S. GAAP, shares issuance costs are recorded as a reduction of related shares and other equity instruments.

[C]   STOCK-BASED COMPENSATION

Under U.S. GAAP prior to November 1, 2003, LMS measured its stock-based awards using the method prescribed by APB 25. Under this method, any compensation expense relating to LMS's stock option plan was reflected over the vesting period of these options. The compensation expense was determined by the excess of the market value of the underlying shares and the exercise price at the date of the grant. During the year ended October 31, 2003, LMS granted 2,500 options exercisable at a nominal amount while the market value was $7 per share and as result compensation expense of $1,825 and $15,675 in 2004 and 2003 respectively
[in aggregate $17,500] were recorded under U.S. GAAP while under Canadian GAAP no compensation expense was recorded.

[D]   CONVERSION OF THE CONVERTIBLE PREFERRED SHARES INTO COMMON SHARES

The conversion of preferred shares described in note 8 of the consolidated financial statements of LMS that occurred during the year ended October 31, 2003 was accounted the carrying value of the convertible preferred shares of $8.1 million under Canadian GAAP. Since the conversion occurred as a result of negotiations between LMS and the holders of such shares and not under the terms of the initial agreement, this exchange has been accounted for at the fair value of $7 per common share for 1.7 million common shares issued totaling $12 million under U.S. GAAP. The excess of the fair value over the carrying value of the convertible preferred shares was recorded within deficit.